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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                         LUMINANT WORLDWIDE CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                  550260 10 3
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                                 (CUSIP Number)


       John B. Watkins, Esquire          James R. Corey, President, CEO and COO
       Wilmer, Cutler & Pickering        Luminant Worldwide Corporation
       2445 M Street, N.W.               13737 Noel Road, Suite 1400
       Washington, D.C. 20037            Dallas, Texas 75240-7367
       (202) 663-6000                    (972) 581-7000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 8, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

                                Page 1 of 9 Pages
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                                   SCHEDULE 13D

-----------------------------                      ----------------------------
CUSIP No.  550260 10 3                                   Page 2 of 9 Pages
-----------------------------                      ----------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James R. Corey

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [x]
                                                                      (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                     7     SOLE VOTING POWER
                           1,241,803
                    -----------------------------------------------------------
     NUMBER OF
      SHARES         8     SHARED VOTING POWER
    BENEFICIALLY           1,492,283
      OWNED BY      -----------------------------------------------------------
       EACH
     REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON               1,241,803
       WITH         -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER
                           1,492,283
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,734,086

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0% (rounded up from 9.999%)
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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SCHEDULE 13D (CONTINUED)                                 PAGE 3 OF 9 PAGES



                                  SCHEDULE 13D

-----------------------------                      ----------------------------
CUSIP No.  550260 10 3                                   Page 3 of 9 Pages
-----------------------------                      ----------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James Corey GRAT dated July 9, 1999

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]

-------------------------------------------------------------------------------

3    SEC USE ONLY

-------------------------------------------------------------------------------

4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia
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                     7     SOLE VOTING POWER
                           0
                    -----------------------------------------------------------
     NUMBER OF
      SHARES         8     SHARED VOTING POWER
    BENEFICIALLY           1,492,283
      OWNED BY      -----------------------------------------------------------
       EACH
     REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON               0
       WITH         -----------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER
                           1,492,283
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,492,283

-------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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SCHEDULE 13D (CONTINUED)                                 PAGE 4 OF 9 PAGES


-------------------------------------------------------------------------------
     5.5%
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14   TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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SCHEDULE 13D (CONTINUED)                                 PAGE 5 OF 9 PAGES


James R. Corey and the James R. Corey GRAT dated July 9, 1999 hereby amend and supplement their statement on Schedule 13D filed on October 1, 1999 relating to shares of the Common Stock, par value $.01 per share, of Luminant Worldwide Corporation as set forth below. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended to add the following additional disclosure:

         Mr. Corey used his personal funds to acquire the 569,254 shares of Common Stock he purchased on December 8, 2000.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following additional disclosure:

         Among other terms applicable to the Debentures and Warrant held by Mr. Corey, Mr. Corey cannot exercise or convert the Debentures or Warrant into Common Stock to the extent he and his affiliates would, as a result of the exercise or conversion, own more than 9.999% of the then-outstanding shares of Common Stock. Mr. Corey may waive this restriction, but only upon not less than 61 days prior notice to the Company. As a result, the number of shares of Common Stock shown above as beneficially owned by Mr. Corey only includes the number of shares of Common Stock underlying the Debentures and Warrant that would not cause his beneficial ownership of Common Stock to exceed 9.999% of the total number of shares of Common Stock outstanding, determined as of October 31, 2000. The number of shares of Common Stock shown above as beneficially owned by Mr. Corey therefore excludes 811,939 shares underlying the Debentures and Warrants that Mr. Corey would, but for the 9.999% restriction, have the right to acquire.

         On December 8, 2000, Mr. Corey purchased an aggregate of 569,254 shares of Common Stock in open market brokerage transactions at a price of $.6875 per share, for an aggregate purchase price of approximately $391,362. Mr. Corey acquired these shares for investment purposes.

         Mr. Corey may acquire shares of Common Stock by exercising part or all of the Debentures and Warrant from time to time, in privately negotiated transactions, on the market or otherwise. In addition, Mr. Corey may sell part or all of the Debentures, Warrant, shares of Common Stock underlying the Debentures and Warrant and/or any other shares of Common Stock held by Mr. Corey, in privately negotiated transactions, on the market or otherwise. Other than as set forth above and in Item 6, Mr. Corey and the Trust have no plans of the type identified in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Mr. Corey is deemed to beneficially own an aggregate of 2,734,086 shares of Common Stock, constituting 9.999% of the shares of Common Stock outstanding as of October 31, 2000. The Trust beneficially owns 1,492,283 shares of Common Stock, constituting 5.5% of the shares of Common Stock outstanding as of October 31, 2000.

         (b) Mr. Corey as trustee has voting and dispositive power over the 1,492,283 shares of Common Stock owned of record by the Trust. If and when additional shares of Common Stock are issued to the Trust as contingent consideration, Mr. Corey as trustee will have voting and dispositive power over the shares of Common Stock issued as contingent consideration. In addition, Mr. Corey as grantor of the Trust has the power during the term of the Trust to withdraw any assets of the Trust (including shares of Common Stock) and substitute therefor assets of equal value. Mr.

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SCHEDULE 13D (CONTINUED)                                 PAGE 6 OF 9 PAGES


Corey has sole voting and dispositive power with respect to the balance of the shares of Common Stock which he beneficially owns.

         (c) Except as described in Item 4 above, there have been no transactions of shares of Common Stock effected within the past 60 days by Mr. Corey or the Trust.

         (d) The Trust has the right to receive dividends from, and proceeds from the sale of, the 1,492,283 shares of Common Stock held by the Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to add the following additional disclosure:

         The disclosure set forth in Item 4 is hereby incorporated by reference.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1 is the Joint Filing Agreement between James R. Corey and the James Corey GRAT dated July 9, 1999, dated September 30, 1999.

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SCHEDULE 13D (CONTINUED)                                 PAGE 7 OF 9 PAGES



                                  SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 12, 2000

                                               /s/ James R. Corey
                                            ----------------------------------
                                            ----------------------------------
                                            James R. Corey



                                            James Corey GRAT dated July 9, 1999


                                            By: /s/ James R. Corey
                                               -------------------------------
                                                    Name:  James R. Corey
                                                    Title: Trustee

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SCHEDULE 13D (CONTINUED)                                 PAGE 8 OF 9 PAGES


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1 Joint Filing Agreement between James R. Corey and the James Corey GRAT dated July 9, 1999, dated September 30, 1999.